UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-55922

NUKKLEUS INC.

(Exact name of registrant as specified in its charter)

525 Washington Blvd.

Jersey City, New Jersey 07310 212-791-4663

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.0001 Per Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

*	On December 22, 2023, pursuant to the terms of the Amended and Restated Agreement and Plan of Merger, dated as of June 23, 2023 (as amended and supplemented to date, the “Merger Agreement”), by and between the Company, Brilliant Acquisition Corp., Brilliant Acquisition Corporation, a British Virgin Islands company (“Brilliant”), and BRIL Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Brilliant (“Merger Sub”), Merger Sub merged with and into the Company, with the Company surviving the merger as a wholly-owned subsidiary of Brilliant (the “Merger”), at which time the Company’s equity securities ceased to be publicly traded.

Pursuant to the requirements of the Securities Exchange Act of 1934, Nukkleus Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 1, 2024	Nukkleus Inc.

	By:	/s/ Emil Assentato
	Name:	Emil Assentato
	Title:	Chief Executive Officer